

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2024

Xiaoqiu Zhang
Chief Executive Officer
Park Ha Biological Technology Co., Ltd.
901 & 901-2, Building C
Phase 2, Wuxi International Life Science Innovation Campus
196 Jinghui East Road
Xinwu District, Wuxi, Jiangsu Province
People's Republic of China 214000

> **Re: Park Ha Biological Technology Co., Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed September 18, 2024**
> **File No. 333-281783**

Dear Xiaoqiu Zhang:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 12, 2024 letter.

Amendment No. 1 to Registration Statement on Form F-1
Prospectus Summary
Our Franchise Model, page 8

1.   We note your revised disclosure on page 2 in response to comment 1, including that the decrease in revenue from franchise fees "was primarily due to a decrease in the franchise fees as a result of (i) a decrease in the number of our franchisees, (ii) additional franchisee incentives such as our offering of discounts on franchise fees to incentivize renewals, and (iii) the change in the franchising model for some of our franchisees, from regional franchisees to single-store franchisees, which led to certain changes in franchise fees." Please revise this section and your description of business beginning on page 86 to

provide additional detail about your franchise model, including the types and amount of discounts and other incentives you offer to current franchisees for renewal or to attract new franchisees, and, if material, a quantification of historical discounts or incentives to existing franchisees. Please also provide additional detail about the franchise fees for regional compared to singe-store franchisees, including the difference in fees for these two models. In your discussion, clarify the fees received from each type of model for the periods presented in the filing to provide context for your disclosure that the change in model resulted in a decrease in franchise fees for the six months ended April 30, 2024. Finally, please revise your risk factors to discuss the risks, if any, related to discounts or incentives noted in your revised disclosure.

Risk Factors Summary, page 10

2.   We note your revised disclosure in response to prior comment 2. Please revise your Risk Factor Summary section to include the following removed risk factors and conform the cross-references to those present:

- "You may experience difficulties in effecting service of process, enforcing foreign judgments or bringing actions in China against us or our management named in this prospectus based on foreign laws."

- "Our results of operation may be materially and adversely affected by a change in China or the global economy."

- "It may be difficult for overseas shareholders and/or regulators to conduct cross-border investigation in China."

- "Changes in PRC political, economic and governmental policies may have an adverse impact on our business."

- "PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental management of currency conversion may delay us from remitting the proceeds of this offering into China through loans or additional capital contributions to our PRC subsidiaries, thereby diminishing our ability to fund and expand our business."

- "PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries' ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws."

- "If the content we produce and distribute through online social and content platforms, or content available on our website, is deemed to violate PRC laws or regulations, our business and results of operations may be materially and adversely affected."

Please also include the risk that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Exhibits

3.   We note that the opinion of Mourant Ozannes (Cayman) LLP, filed as Exhibit 5.1, assumes that "the Company will have sufficient authorised but unissued capital to issue each Share." Please revise the legal opinion to remove this assumption. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Please contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Katherine Bagley at 202-551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: William S. Rosenstadt